東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04 FEB 27 AM 7:21

04010183

19th February, 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 18th February, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

3/2

China Daily 19 February 2004 Thursday Announcement 8

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Directors of the Company refer to the Article (as defined hereinbelow) in relation to an alleged injection of significant amounts of assets by Minmetals HK, the controlling shareholder of the Company, into the Company and wish to clarify that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

The Directors have noted the recent increase in the trading volume of the shares of the Company and wish to state that the Directors are not aware of any reasons for such increase save as disclosed herebelow.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors (**"Directors"**) of ONFEM Holdings Limited (**"Company"**) refer to an article appearing in a newspaper published on 18th February, 2004 (**"Article"**) in relation to an alleged injection of significant amounts of assets by China Minmetals H.K. (Holdings) Limited (**"Minmetals HK"**), the controlling shareholder of the Company and indirectly holding approximately 53.95% of the issued share capital of the Company, into the Company and wish to clarify that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

The Company has received a letter from Minmetals HK today stating that there was currently no specific proposal which might affect the Company although Minmetals HK would review its business strategy from time to time. Minmetals HK also confirmed that currently, it has no plan to inject any of its existing assets or businesses into the Company and/or its subsidiaries.

The Directors have noted the recent increase in the trading volume of the shares of the Company and wish to state that the Directors are not aware of any reasons for such increase.

Save as disclosed in the announcement of the Company dated 13th February, 2004 in relation to the pending litigation against a subsidiary of the Company and the information disclosed herein, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The Directors individually and jointly accept responsibility for the accuracy of this announcement.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By order of the Board of

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Directors of the Company refer to the Article (as defined hereinbelow) in relation to an alleged injection of significant amounts of assets by Minmetals HK, the controlling shareholder of the Company, into the Company and wish to clarify that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

The Directors have noted the recent increase in the trading volume of the shares of the Company and wish to state that the Directors are not aware of any reasons for such increase save as disclosed herebelow.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors (**"Directors"**) of ONFEM Holdings Limited (**"Company"**) refer to an article appearing in a newspaper published on 18th February, 2004 (**"Article"**) in relation to an alleged injection of significant amounts of assets by China Minmetals H.K. (Holdings) Limited (**"Minmetals HK"**), the controlling shareholder of the Company and indirectly holding approximately 53.95% of the issued share capital of the Company, into the Company and wish to clarify that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

The Company has received a letter from Minmetals HK today stating that there was currently no specific proposal which might affect the Company although Minmetals HK would review its business strategy from time to time. Minmetals HK also confirmed that currently, it has no plan to inject any of its existing assets or businesses into the Company and/or its subsidiaries.

The Directors have noted the recent increase in the trading volume of the shares of the Company and wish to state that the Directors are not aware of any reasons for such increase.

Save as disclosed in the announcement of the Company dated 13th February, 2004 in relation to the pending litigation against a subsidiary of the Company and the information disclosed herein, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The Directors individually and jointly accept responsibility for the accuracy of this announcement.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By order of the Board of

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公　佈

本公司董事謹此提述一則有關聲稱香港五礦(本公司之控股股東)將向本公司注入龐大資產之該報導(定義見下文)，並謹此澄清本公司並不知悉亦無獲通知該報導所提述之事宜。

董事注意到最近本公司之股份交投量上升，並謹此聲明，除下文所披露外，董事沒有發現導致此上升之任何原因。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

本公佈應香港聯合交易所有限公司之要求而作出。

東方有色集團有限公司(「**本公司**」)之董事(「**董事**」)謹此提述一則於二零零四年二月十八日刊登於一份報章內有關聲稱中國五礦香港控股有限公司(「**香港五礦**」)(本公司之控股股東及間接持有本公司約53.95%之已發行股本)將向本公司注入龐大資產之報導(「**該報導**」)，並謹此澄清本公司並不知悉亦無獲通知該報導所提述之事宜。

本公司於本日接獲香港五礦之信函，敘述香港五礦現時並無會對本公司有影響之特訂建議，惟香港五礦將不時檢討其商業策略。香港五礦亦確認現時未有計劃向本公司及/或其附屬公司注入任何現有資產或業務。

董事注意到最近本公司之股份交投量上升，並謹此聲明董事沒有發現導致此上升之任何原因。

除本公司日期為二零零四年二月十三日有關本公司一家附屬公司正在處理中之訴訟之公佈及本公佈所披露外，董事謹此確認，目前並無任何有關收購或變賣之商談或協議為根據《上市協議》第3段而須予公開者；董事亦不知悉有任何足以或可能影響價格之事宜為根據《上市協議》第2段所規定之一般責任而須予公開者。

董事願就本公佈之準確性承擔個別及共同的責任。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
東方有色集團有限公司
公司秘書
蕭天好

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公　佈

本公司董事謹此提述一則有關聲稱香港五礦(本公司之控股股東)將向本公司注入龐大資產之該報導(定義見下文)，並謹此澄清本公司並不知悉亦無獲通知該報導所提述之事宜。

董事注意到最近本公司之股份交投量上升，並謹此聲明，除下文所披露外，董事沒有發現導致此上升之任何原因。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

本公佈應香港聯合交易所有限公司之要求而作出。

東方有色集團有限公司(「**本公司**」)之董事(「**董事**」)謹此提述一則於二零零四年二月十八日刊登於一份報章內有關聲稱中國五礦香港控股有限公司(「**香港五礦**」)(本公司之控股股東及間接持有本公司約53.95%之已發行股本)將向本公司注入龐大資產之報導(「**該報導**」)，並謹此澄清本公司並不知悉亦無獲通知該報導所提述之事宜。

本公司於本日接獲香港五礦之信函，敍述香港五礦現時並無會對本公司有影響之特訂建議，惟香港五礦將不時檢討其商業策略。香港五礦亦確認現時未有計劃向本公司及/或其附屬公司注入任何現有資產或業務。

董事注意到最近本公司之股份交投量上升，並謹此聲明董事沒有發現導致此上升之任何原因。

除本公司日期為二零零四年二月十三日有關本公司一家附屬公司正在處理中之訴訟之公佈及本公佈所披露外，董事謹此確認，目前並無任何有關收購或變賣之商談或協議為根據《上市協議》第3段而須予公開者；董事亦不知悉有任何足以或可能影響價格之事宜為根據《上市協議》第2段所規定之一般責任而須予公開者。

董事願就本公佈之準確性承擔個別及共同的責任。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
東方有色集團有限公司
公司秘書